Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2016

Monaco, January 26, 2017 – Costamare Inc. ("Costamare" or the "Company") (NYSE: CMRE) today reported unaudited financial results for the fourth quarter and year ended December 31, 2016.
•	Voyage revenues adjusted on a cash basis of $107.3 million and $460.5 million for the three-months and the year ended December 31, 2016, respectively.
•	Adjusted Net income available to common stockholders of $23.0 million or $0.28 per share and $115.1 million or $1.49 per share for the three-months and the year ended December 31, 2016, respectively.
See "Financial Summary" and "Non-GAAP Measures" below for additional detail.

New Business Developments

A.	New charter agreements

•	The Company entered into the following charter arrangements:
o
Agreed to extend the charter of the 2000-built, 4,890 TEU containerships
Oakland Express, Singapore Express and Halifax Express with Hapag- Lloyd at a daily rate of $5,500 starting from December 1, 2016. The duration of the extension shall be for a period of 7 to 13 months for two of the vessels and 3 to 13 months for the other vessel at the charterers' option.

o
Agreed to charter the 1998-built, 3,842 TEU containership Itea to ACL, for consecutive round voyages for a period expiring at the charterers' option during the period from March 17, 2017 through April 21, 2017, at a daily rate of $6,000.

o	Agreed to extend the charter of the 2004-built, 2,586 TEU containership Lakonia with Evergreen for a period of 4 to 10 months, starting from February 4, 2017, at a daily rate of $5,800.
o
Agreed to charter the 1999-built, 2,526 TEU containership Elafonisos to MSC for a period expiring at the charterers' option during the period from December 17, 2016 to April 2, 2017, starting from December 2, 2016, at a daily rate of $5,100.

o	Agreed to extend the charter of the 1991-built, 2,020 TEU containership MSC Pylos with MSC for a period of 11 to 13 months, starting from February 15, 2017, at a daily rate of $6,000.
o	Agreed to charter the 1996-built, 1,504 TEU containership Prosper to Sea Consortium for a period of 1 to 4 months starting from December 28, 2016, at a daily rate of $6,215.

B.	New Financing Transactions

•
In December 2016, we finalized the refinancing of a credit facility secured with the 2006-built, 9,469TEU containership Cosco Guangzhou, which was originally expiring in 2018. The new $32 million facility entered into with a European financial institution, will be payable in variable installments over five years starting from 2017.

C.	Follow-on Offering

•
On November 29, 2016, the Company completed a follow-on public offering of 12.0 million shares of its common stock at $6.00 per share, upsized from an initial 11.0 million shares. The gross proceeds from the offering before the underwriting discount and other offering expenses were approximately $72.0 million. Members of the Konstantakopoulos family, who in aggregate own a majority of the common stock of the Company, purchased $10.0 million of shares in the offering. We plan to use the net proceeds of this offering for capital expenditures, including vessel acquisitions, and for other general corporate purposes, which may include repayments of indebtedness.

D.	Dividend announcements

•	On January 3, 2017, we declared a dividend for the quarter ended December 31, 2016 of $0.10 per share on our common stock, payable on February 6, 2017, to stockholders of record on January 23, 2017.

•
On January 3, 2017, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.546875 per share on our Series D Preferred Stock which were all paid on January 17, 2017 to holders of record on January 13, 2017.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

"During the fourth quarter the Company delivered solid results.

On the chartering side, we continue to employ our vessels, having chartered in total 8 ships opening during the last three months.

Regarding our financing arrangements, we have refinanced a loan facility which was originally expiring in 2018. Under the new agreement, the balloon payment of US $30 million due in 2018, has been extended to be amortized over a three year period until 2021.

As mentioned in the past, our goal is to strengthen the Company and enhance long term shareholder value. At the same time we are actively looking at new transactions in a distressed asset value environment.

Regarding the dividend and the Dividend Reinvestment Plan currently in place, members of the founding family, as has been the case since the inception of the plan, have decided to reinvest in full the fourth quarter cash dividends."

Financial Summary
	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2015	2016	2015	2016

Voyage revenue	$490,378	$468,189	$122,276	$110,134
Accrued charter revenue (1)	$2,618	$(7,730)	$589	$(2,836)
Voyage revenue adjusted on a cash basis (2)	$492,996	$460,459	$122,865	$107,298

Adjusted Net Income available to common stockholders (3)	$130,351	$115,120	$32,772	$23,039
Weighted Average number of shares	75,027,474	77,243,252	75,250,426	81,498,030
Adjusted Earnings per share (3)	$1.74	$1.49	$0.44	$0.28

Net Income / (Loss)	$143,764	$81,702	$38,328	$(11,008)
Net Income / (Loss) available to common stockholders	$125,861	$60,639	$33,062	$(16,274)
Weighted Average number of shares	75,027,474	77,243,252	75,250,426	81,498,030
Earnings / (Loss) per share	$1.68	$0.79	$0.44	$(0.20)

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders and adjusted earnings per share are non- GAAP measures. Refer to the reconciliation of net income to adjusted net income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non- GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods and years ended December 31, 2016 and 2015. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per share.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Year ended December 31,		Three-month period ended December 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2015	2016	2015	2016

Net Income / (Loss)	$143,764	$81,702	$38,328	$(11,008)
Earnings allocated to Preferred Stock	(17,903)	(21,063)	(5,266)	(5,266)
Net Income / (Loss) available to common stockholders	125,861	60,639	33,062	(16,274)
Accrued charter revenue	2,618	(7,730)	589	(2,836)
Loss / (Gain) on sale / disposal of vessels	(1,688)	4,440	(1,688)	-
Loss on asset held for sale	-	37,161	-	37,161
Swaps breakage cost	-	9,701	-	297
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	587	-	2	-
Non-cash general and administrative expenses and non-cash other items	8,623	8,951	1,404	4,837
Non-recurring, non-cash write-off of loan deferred financing costs	-	586	-	- -
Write-off costs related to the withdrawal of Costamare Partners LP registration statement	3,326	-	3,326	-
Amortization of prepaid lease rentals	4,982	6,779	1,256	2,200
Realized Loss / (Gain) on Euro/USD forward contracts (1)	2,898	(898)	169	-
Gain on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(16,856)	(4,509)	(5,348)	(2,346)
Adjusted Net income available to common stockholders	$130,351	$115,120	$32,772	$23,039
Adjusted Earnings per Share	$1.74	$1.49	$0.44	$0.28
Weighted average number of shares	75,027,474	77,243,252	75,250,426	81,498,030

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, loss / (gain) on sale / disposal of vessels, loss on asset held for sale, swaps breakage cost, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, non-cash general and administrative expenses and non-cash other items, non-recurring, non-cash write-off of loan deferred financing costs, write-off costs related to the withdrawal of Costamare Partners LP registration statement, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.